For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS ASSUMES
MANAGEMENT OF SUTTON PLACE HOTEL NEWPORT BEACH

TORONTO, July 12, 2005- Fairmont Hotels & Resorts Inc. (TSX/NYSE: FHR) announced today that it has assumed management of the 444-room Sutton Place Hotel in Newport Beach, California. Sunstone Hotel Investors, Inc. (NYSE: SHO) also announced today that it has completed the acquisition of the hotel.

A $22 million, phased renovation of the hotel’s guest rooms, public areas and facilities will begin immediately. Once the initial phases of this project are complete, the hotel will be renamed The Fairmont Newport Beach. The overall new look, encompassing everything from the entranceway to the gardens, is expected to be complete by early 2006.

Key features of this enhancement include a completely redesigned main floor and lobby, with check-in kiosks, adjoining business center and a premium coffee outlet, as well as the addition of a full-service spa. All guest rooms, including the hotel’s 29 suites, will be restyled with upgraded finishes in a textured natural palette of rye, chocolate, gold and cayenne accented with tumbled granite, woven cane and rich British Colonial woods. Fairmont’s exclusive crisp, white linen bed with a pillow-top Simmons mattress will become the focal point of this relaxed environment, while technology like flat screen televisions, DVD players and wireless Internet will be unobtrusively incorporated.

According to Doug Lee of Irvine’s Lee & Sakahara Architects, the overall concept for the property’s redesign will integrate the sleek modern exterior originally created by Los Angeles Airport designer Gin Wong with a “flowing, open but warm interior” that intuitively directs travelers while creating the distinctive welcome of a chic, California residence.

About Sutton Place Hotel Newport Beach
Located near John Wayne Orange County Airport and five miles from the beach, the hotel is situated in the center of Orange County’s commercial business center. A third floor outdoor sky pool, tennis courts and three restaurants cater to leisure needs while nearby South Coast Plaza, the theme parks of Anaheim and the beaches of Newport Beach provide a full range of diversions, from shopping and sunbathing to professional sports.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 51 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Savoy, A Fairmont Hotel. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 28 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place.

About Sunstone Hotel Investors, Inc.
Sunstone Hotel Investors, Inc. is a Southern California-based lodging real estate investment trust (REIT). The Company, following the completion of its announced acquisitions, will have ownership interests in 60 hotels with an aggregate of 16,686 rooms primarily in the upper-upscale and upscale segments operated under franchises owned by nationally recognized brands such as Marriott, Hilton, InterContinental, Hyatt and Fairmont.

Investors:	Media:
Denise Achonu	Laura Fairweather
Executive Director Investor Relations	Executive Director Public Relations
Tel: 416.874.2485	Tel: 416.874.2404
Email: investor@fairmont.com	Email: communications@fairmont.com
Website: www.fairmont.com